DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/12/2009

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,932,255

8. SHARED VOTING POWER
43,358

9. SOLE DISPOSITIVE POWER
1,975,613

10. SHARED DISPOSITIVE POWER
0

 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,975,613

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.58%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.5 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 19, 2008. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

Letter to company secretary


Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.

a) BIG P and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,975,613 shares of PIF or 9.58% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of PIF were purchased, unless previously reported (there were no sales):

Trade Date	# Shares	Price ($)
1/07/2009	2,400		10.6600
1/08/2009	4,400		10.7191
1/09/2009	5,500		10.9984
1/12/2009	2,298		11.1813

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/13/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1:

Bulldog Investors General Partnership
 Park 80 West - Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 // pgoldstein@bulldoginvestors.com


				January 12, 2009

Mark F. Kemper, Secretary
Insured Municipal Income Fund Inc.
UBS Global Asset Management
51 West 52nd Street
New York, New York 10019-6114.

Insured Municipal Income Fund Inc. (the Fund)

Dear Mr. Kemper:

On or about December 10, 2008 we sent you a notice of our intent to nominate directors at the 2009 annual meeting. We asked you to notify us as soon as possible if you wanted any further information or if you believed there were any deficiencies in our advance notice letter. Since we have not had a response we assume you are satisfied.

We ask that you provide us with written assurance that we will be permitted to vote our proxies as directed and that they will be counted so that last years wasteful failure to achieve a quorum can be avoided this year.
Thank you.

Very truly yours,


Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner